Exhibit 1.02

H.B. FULLER COMPANY

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of H.B. Fuller Company (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality of those products.

If a registrant has reason to believe that any of the Conflict Minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the source of the Conflict Minerals. The registrant must annually submit a report, Conflict Minerals Report (a “CMR”), to the SEC that includes a description of those due diligence measures.

Pursuant to SEC guidance, this Report is not audited as none of the Company’s products have been found to be “DRC conflict free”.

Company Overview

The Company is a leading worldwide formulator, manufacturer and marketer of adhesives, sealants and other specialty chemical products. Sales operations span 40 countries in North America, Europe, Latin America, the Asia Pacific region, India, the Middle East and Africa. Industrial adhesives represent our core product offering. Customers use our adhesives products in manufacturing common consumer and industrial goods, including food and beverage containers, disposable diapers, windows, doors, flooring, appliances, sportswear, footwear, multi-wall bags, water filtration products, insulation, textiles and electronics. Our adhesives help improve the performance of our customers’ products or improve their manufacturing processes. We also provide our customers with technical support and unique solutions designed to address their specific needs. We have established a variety of product offerings for residential construction markets, such as tile-setting adhesives, grout, sealants and related products. These products are sold primarily in our Construction Products operating segment.

Description of the Company’s Products Covered by this Report

This report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. These products (referred to collectively as “Covered Products” in this Report) are the following:

Certain specialty adhesives products, which the Company manufactures or contracts to manufacture which may contain tin or tin-related compounds. None of our adhesives products contain any Conflict Minerals other than tin, which is used in products solely as a catalyst and, therefore, appears only in very small percentages of the finished product.

Certain equipment used or sold in our Adhesives Coated Products business, which the Company manufactures or contracts to manufacture, may contain Conflict Minerals in the electronic components of such equipment.

The Company recently acquired several businesses which manufacture, or contract to manufacture adhesives and another business that is a provider of manufacturing, research and development services to the electronics industry. None of the acquired companies had been obligated to provide a specialized disclosure report with respect to its use of Conflict Minerals when the acquisitions were completed. The Company has not included any of these businesses in our reporting on Form SD and the Conflict Minerals Report for calendar year 2013 as we completed the acquisitions less than eight months prior to January 1, 2013. These acquired companies will be included in our report for calendar year 2014.

The Company’s Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap resources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”) in all material respects.

The Company has adopted a policy relating to the Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The policy generally states that the Company is committed to ethical practices and compliance with applicable laws and regulations, including the SEC’s regulations and the Conflict Minerals Rules. It states that the Company does not generally source Conflict Minerals directly from the source of supply (mines, smelters, refiners) and that the Company is therefore generally removed by several levels from sources of supply of Conflict Minerals. The policy commits the Company to use reasonable due diligence to identify the source of any Conflict Minerals, realizing that this will entail the cooperation of its suppliers. The Company is committed to compliance with the Conflict Minerals Rules, including understanding the Conflict Minerals Rules, communicating and educating our personnel, suppliers and customers regarding the Conflict Minerals Rules and to create processes and procedures to conduct supply chain due diligence and comply with reporting requirements. The Company values its supplier and customer relationships and will work with our suppliers over time to ensure our compliance with the Conflict Minerals Rules.

The Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and has therefore asked its suppliers to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

With regard to the Company’s adhesives products that are included in the Covered Products, the Company does not now purchase or use any of the Conflict Minerals themselves (ores of tin, tantalum, tungsten or gold) or the metals coming from these ores in elemental form. The Company’s exposure to Conflict Minerals is solely through at least tertiary sources (i.e. substances chemically derived from refined compounds or metallic elements which are themselves extracted from the primary ores). In many cases, the substances the Company uses would have undergone more than one iteration of chemical derivation by others before being supplied to us, so “tertiary sources” are the most direct connection we believe the Company has had during the time period covered by this Report.

The Company began its Conflict Minerals compliance efforts in calendar year 2012, with the bulk of activity during calendar year 2013. The Company has a steering committee which oversee the activities of a multi-functional group of personnel who have worked on due diligence and compliance related to Conflict Minerals. The composition of the steering committee includes several executive level officers. The multi-functional group includes employees from the Company covering areas such as regulatory, sourcing, finance, legal and operations.

In general, for both the adhesives products and the equipment in the category of Covered Products, a review of products and raw materials contained therein (including chemical composition) or components (for equipment) was completed and a list of suppliers of raw materials or components where Conflict Minerals were determined to be potentially present was assembled. The initial focus has been on top-tier suppliers of these raw materials or components. For these top-tier suppliers, the Company sent out questionnaires including the EICC®-GeSI form (“Supplier Questionnaire”) to inquire about the country of origin of Conflict Minerals potentially included in the Company’s Covered Products. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. Responses to these questionnaires were monitored and follow up communication was sent if a response was not received. The Company has not had any direct contact with mines, smelters or refiners as it is not aware of the identity or location of any such entities in its supply chain at this point in time. The Company will continue to follow up with its suppliers related to incomplete responses or any responses deemed to be questionable or potentially not trustworthy.

The Company has undertaken an internal education process to ensure that relevant personnel are aware of the Conflict Minerals Rules and it has conducted training of several employee groups during calendar year 2013. In addition, it has designated personnel to respond to customer and supplier inquiries regarding the Conflict Minerals Rules. These personnel are part of the multi-functional group working on due diligence and compliance efforts. Ongoing supplier communication and follow up will occur during calendar year 2014. Additional efforts planned for calendar 2014 include the addition of language to applicable contracts and purchase orders stating our compliance requirements for our suppliers related to Conflict Minerals Rules.

The Company’s initial goal was to focus its efforts on top-tier suppliers of goods that may contain Conflict Minerals. Over time, the Company expects to extend its focus to the suppliers of those suppliers, and deeper into the supply chain. The Company will review any suppliers who are materially non-compliant with our Conflict Minerals Policy for future business purposes. The Company will make reasonable efforts to find suppliers who comply with our Conflict Minerals Policy and who will meet our needs.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain Conflict Minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.

As set forth above, the Company will continue to engage with its suppliers to obtain complete and accurate information about its supply chain as it relates to Conflict Minerals and their origins. In addition, additional efforts planned for calendar 2014 include the addition of language to applicable contracts and purchase orders stating our compliance requirements for our suppliers related to Conflict Minerals Rules.